UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No.  )*


                                NORDIC AMERICAN TANKER SHIPPING LIMITED
                     (Name of Issuer)

                       Common Stock, $.01 par value
                (Title of Class of Securities)

                         G65773106
                          (CUSIP Number)


                           June 01, 1998
     (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [   ]     Rule 13d-1(b)
 [ X ]     Rule 13d-1(c)
 [   ]     Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.   G65773106


 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons
      (entities only).

      LEON G. COOPERMAN
      S.S. No. ###-##-####

      2.   Check Appropriate Box if a Member of a Group*

      (a)   [  ]
      (b)   [ X]

      3.   SEC Use Only

      4.   Citizenship or Place of Organization:
      UNITED STATES


                     5. Sole Voting Power
                       600,100
 Number of
                Shares Bene-   6.  Shared Voting Power
 ficially by            99,900
 Owned by       7.  Sole Dispositive Power
 Each Report-          600,100
 ing Person     8.  Shared Dispositive Power
 With:                  99,900

 9.  Aggregate Amount Beneficially Owned by Each Reporting
 Person:    700,000


 10.  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares *


 11.  Percent of Class Represented by Amount in Row (11):
                     5.9%

 12.  Type of Reporting Person*

           IN

      *See Instructions Before Filling Out.

 Item 1(a) Name of Issuer:

      Nordic American Tanker Shipping Limited  (the "Issuer").

 Item 1(b) Address of the Issuer's Principal Executive
           Offices:

      Cedar House, 41 Cedar Avenue
      Hamilton HM EX, Bermuda

 Item 2(a) Name of Person Filing:

      This statement is filed on behalf of Leon G. Cooperman ("Mr.
 Cooperman").

      Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of three limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), and Omega Institutional Partners, L.P. ("Institutional LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

      Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Islands exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control said entity.

      Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

      Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Institutional LP, and Advisors.


 Item 2(b) Address of Principal Business Office or, if None,
           Residence:

      The address of the principal business office of each of Mr.
 Cooperman, Capital LP, Institutional LP, Overseas, the Managed
 Accounts, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005.


 Item 2(c) Citizenship:

      Mr. Cooperman is a United States citizen;


 Item 2(d) Title of Class of Securities:

      Common Stock, $.01 par value (the "Shares")


 Item 2(e) CUSIP Number:  G65773106


 Item 3.   If this statement is filed pursuant to
           Sections 240.13d-1(b) or 240.13d-2(b)
           Or (c):

           This Item 3 is not applicable.

 Item 4.   Ownership:


 Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

           Mr. Cooperman may be deemed the beneficial owner of 700,000 Shares which constitutes approximately 5.9% of the total number of Shares outstanding.

           This consists of 280,400 Shares owned by Capital LP;
 20,900 Shares owned by Institutional LP; 298,800 Shares owned by Overseas; and 99,900 Shares owned by the Managed Accounts.

 Item 4(c) Number of Shares as to which such person has:

      (i)  Sole power to vote or to direct the vote:

                600,100

      (ii) Shared power to vote or to direct the vote:

                 99,900

 (iii)Sole power to dispose or to direct the disposition of:

                600,100

 (iv) Shared power to dispose or to direct the disposition of:

                 99,900



 Item 5.   Ownership of Five Percent or Less of a Class:

             This Item 5 is not applicable.

 Item 6.   Ownership of More than Five Percent on Behalf of
           Another Person:

             This Item 6 is not applicable.

 Item 7.   Identification and Classification of the Subsidiary
                     Which Acquired the Security Being Reported on by the Parent Holding Company:

                This Item 7 is not applicable.

 Item 8. Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

 Item 9.   Notice of Dissolution of Group:

                This item 9 is not applicable.

 Item 10.  Certification:

           By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 DATED: June 2, 1998

 LEON G. COOPERMAN, individually,
 as Managing Member of Omega
 Associates, L.L.C. on behalf of
 Omega Capital Partners, L.P.,
 Omega Institutional Partners, L.P.,
 and as President of Omega Advisors, Inc.


 By /s/ ALAN M. STARK
   Alan M. Stark
   Attorney-in-Fact


 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
 CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                POWER OF ATTORNEY


 KNOW ALL MEN BY THESE PRESENTS, that I, LEON G. COOPERMAN, hereby make, constitute and appoint ALAN M. STARK, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President or in other capacities with Omega Advisors, Inc. or (c) in my capacity as Manager of, member of or in other capacities with Omega Associates, LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating to ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
 Section 16(a) of the Act including, without limitation: (A) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

 All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

 This Power of Attorney shall be valid from the date hereof until revoked by me.

 IN WITNESS WHEREOF, I have executed this instrument as of the 22nd day of May, 1998.



                                    /s/ Leon G. Cooperman
                                    LEON G. COOPERMAN